FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2017

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 9, 2017;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2017; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2017.

November 9, 2017

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2017

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2017. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.53% interest.

HIGHLIGHTS

Third quarter 2017

•                                Revenues: $1.03 billion in the third quarter of 2017, up $36.4 million (3.6%) from the same period of 2016.

•                               Adjusted operating income: 1 $421.1 million, up $31.3 million (8.0%).

•                               Net income attributable to shareholders: $171.9 million ($1.42 per basic share) in the third quarter of 2017, compared with a net loss attributable to shareholders of $8.3 million ($0.07 per basic share) in the same period of 2016, a favourable variance of $180.2 million ($1.49 per basic share).

•                               Adjusted income from continuing operating activities:2 $97.2 million ($0.81 per basic share) in the third quarter of 2017, compared with $83.2 million ($0.68 per basic share) in the same period of 2016, an increase of $14.0 million ($0.13 per basic share) or 16.8%.

•                                The Telecommunications segment grew its revenues by $30.0 million (3.8%) in the third quarter of 2017. Its adjusted operating income increased by $15.7 million (4.3%) despite a $5.6 million unfavourable variance in one-time items.

•                               Videotron Ltd. (“Videotron”) significantly increased its quarterly revenues from mobile telephony ($21.4 million or 16.0%), Internet access ($15.0 million or 6.1%), business solutions ($2.5 million or 8.8%) and the club illico over-the-top video service (“club illico”) ($2.3 million or 29.5%).

•                               Videotron’s average monthly revenue per user3 (“ARPU”) was up $9.88 (6.7%) from $146.58 in the third quarter of 2016 to $156.46 in the third quarter of 2017.

•                                Revenue-generating units:4 Net increase of 50,400 (0.9%) in the third quarter of 2017, including 37,000 connections to the mobile telephony service, 26,900 subscriptions to the cable Internet access service and 9,800 memberships in club illico.

•                                On July 24, 2017, Videotron realized a $243.1 million gain on the sale of its seven 2500 MHz and 700 MHZ wireless spectrum licences outside Québec to Shaw Communications Inc. (“Shaw”) for a $430.0 million cash consideration.

•                                The Media segment grew its revenues by $9.9 million (4.5%) and its adjusted operating income by $11.3 million (32.8%) in the third quarter of 2017.

1              See “Adjusted operating income” under “Definitions.”

2              See “Adjusted income from continuing operations” under “Definitions.”

3              See “Key performance indicator.”

4              The sum of subscriptions to the cable television, cable Internet access and club illico services, plus subscriber connections to the cable and mobile telephony services.

•                                Senior management changes were made at the Corporation’s segments.

•                  Julie Tremblay retired as President and Chief Executive Officer of TVA Group Inc. (“TVA Group”) and President and Chief Executive Officer of Quebecor’s Media Group.

•                  France Lauzière was appointed President and Chief Executive Officer of TVA Group. She also retains her responsibilities as Chief Content Officer of Quebecor Content.

•                  Music, newspaper, book publishing, out of home and printing operations now report to Pierre Karl Péladeau.

•                  Martin Tremblay was appointed Chief Operating Officer of Sports and Entertainment Group.

“The Telecommunications segment’s excellent performance in the third quarter of 2017 and the significant improvement in the Media segment’s operating profits were major contributors again to the solid increase in Quebecor’s adjusted operating income and adjusted income from continuing operating activities,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Once again, Videotron’s numbers were propelled upwards by its high-growth products and services, including mobile telephony and Internet access. The substantial increase in revenues and operating profits in the Media segment was due to the positive impact of our programming strategy on advertising and subscription revenues in the broadcasting business, as well as the notable success of MELS Studios’ operations in the third quarter of 2017. The disposal of wireless spectrum licences in the second and third quarters of 2017 generated inflows of $614.2 million and total gains on disposal of $330.9 million. The Corporation now has access to more than $2.0 billion in available liquidity, increasing its financial manoeuvring room to invest in projects for the future.”

“During the 12-month period ended September 30, 2017, Videotron added 143,100 revenue-generating units1 (2.5%), including 122,600 subscriber connections to the mobile telephony service (14.1%),” noted Manon Brouillette, President and Chief Executive Officer of Videotron. “Our mobile telephony service just passed the million-connection mark. In the space of 7 years, Videotron has carved out a place for itself in the telecom industry’s big leagues. It’s an indication of the consumer receptiveness to our offering and the need for more competition in the mobile telephony market. Videotron also added 26,900 customers (1.7%) to its cable Internet access service in the third quarter of 2017, the largest quarterly increase for the service in five years. Our marketing strategy for the Fibre Hybrid 120 Internet service is still enormously successful and we remain the only telecommunications provider to offer service of that speed and power across such a large portion of Québec’s territory.”

In August 2017, Videotron reached an agreement with Comcast Corporation to develop an innovative IPTV solution for the benefit of Videotron customers, based on Comcast Corporation’s XFINITY X1 platform. “Our customers will enjoy a state-of-the-art television experience,” said Manon Brouillette. “They will be able to navigate a diverse selection of on-demand television shows, movies and concerts, as well as Web videos, apps and other content, more simply, quickly and intuitively. Videotron had already earned the title of Québec’s most respected telecommunications company for the past 12 years. On October 12, 2017, it picked up two more honours when the Ipsos-Infopresse 2017 rankings were released: most forward-thinking and most engaging Québec brand. And, according to figures released in October 2017 by the CEFRIO research and innovation centre, 19.0% of Québec households with Internet access are subscribed to club illico, a 4-percentage-point increase from the previous year. club illico remains the largest Canadian subscription video-on-demand service in Québec. All these initiatives, distinctions and achievements are more evidence that Videotron is a forward-looking company that is more in tune than ever with its customers’ needs and expectations.”

“In the Media segment, the broadcasting business and film and audiovisual services were responsible for a 32.8% increase in adjusted operating income,” observed France Lauzière, President and Chief Executive Officer of TVA Group. “The positive results for the broadcasting business were mainly driven by increased advertising revenues at TVA Network, which were up year-over-year for the fourth consecutive quarter, and higher subscription revenues at TVA Sports. TVA Network and the specialty channels also posted a significant increase in their total market share in the third quarter of 2017, led by the LCN all-news channel. In film production and audiovisual services, the increase in the number of film productions helped boost revenues and adjusted operating income in the third quarter of 2017. In magazine publishing, cost reductions yielded by restructuring mitigated the negative impact of the decline in revenues.”

“Thanks to its investments in lines of business with high growth and profitability potential, combined with initiatives to increase operational efficiencies and financial flexibility, the Corporation remains in an excellent position to create shareholder value,” added Pierre Karl Péladeau.

1              The sum of subscriptions to the cable television, cable Internet access and club illico services, plus subscriber connections to the cable and mobile telephony services.

“In conclusion, I am very pleased that France Lauzière has agreed to take up the challenge of serving as President and Chief Executive Officer of TVA Group. In recent years, France and her content team have been instrumental in the success of TVA Network and the specialty channels in a difficult environment where news and entertainment sources are proliferating. I also welcome the appointment of Martin Tremblay as Chief Operating Officer of Sports and Entertainment Group. Among other things, Martin did a masterful job of representing Quebecor during the design and construction of what would become the Videotron Centre. In his new role, he will make an even greater contribution to the segment’s development and expansion. Finally, I thank Julie Tremblay from the bottom of my heart for her immense contribution over the past 25 years, for her dedication and her ability to motivate her teams for the benefit of the Corporation,” Pierre Karl Péladeau concluded.

Table 1

Quebecor third quarter financial highlights, 2013 to 2017

(in millions of Canadian dollars, except per share data)	2017	2016	2015	2014	2013

Revenues	$1,034.7	$998.3	$974.5	$890.9	$886.4
Adjusted operating income	421.1	389.8	391.4	361.8	364.2
Income (loss) from continuing operating activities attributable to shareholders	167.1	(8.3)	87.0	9.8	12.9
Net income (loss) attributable to shareholders	171.9	(8.3)	85.1	45.1	(188.8)
Adjusted income from continuing operating activities	97.2	83.2	74.0	58.1	58.8
Per basic share:
Income (loss) from continuing operating activities attributable to shareholders	1.38	(0.07)	0.71	0.08	0.10
Net income (loss) attributable to shareholders	1.42	(0.07)	0.69	0.37	(1.53)
Adjusted income from continuing operating activities	0.81	0.68	0.60	0.47	0.47

2017/2016 third quarter comparison

Revenues: $1.03 billion, a $36.4 million (3.6%) increase.

•                                Revenues increased in Telecommunications ($30.0 million or 3.8% of segment revenues), Media ($9.9 million or 4.5%), and Sports and Entertainment ($3.7 million or 47.4%).

Adjusted operating income: $421.1 million, a $31.3 million (8.0%) increase.

•                                Adjusted operating income increased in Telecommunications ($15.7 million or 4.3% of segment adjusted operating income), despite a $5.6 million unfavourable variance in one-time items, and in Media ($11.3 million or 32.8%). There was a favourable variance at Head Office ($4.8 million) due in part to a favourable variance in the stock-based compensation charge.

•                                The adjusted operating loss increased in the Sports and Entertainment segment ($0.5 million or 38.5%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $0.9 million favourable variance in the stock-based compensation charge in the third quarter of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $4.3 million favourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2017.

Net income attributable to shareholders: $171.9 million ($1.42 per basic share) in the third quarter of 2017, compared with a net loss attributable to shareholders of $8.3 million ($0.07 per basic share) in the same period of 2016, a favourable variance of $180.2 million ($1.49 per basic share).

•                                The favourable variance was due primarily to:

•                      $243.1 million gain on the sale of spectrum licences recognized in the third quarter of 2017, including $121.6 million without any tax consequences;

•                      $31.3 million increase in adjusted operating income;

•                      $7.2 million decrease in financial expenses;

•                      $5.9 million favourable variance in income from discontinued operations.

Partially offset by:

•                      $48.1 million unfavourable variance in non-controlling interest;

•                      $26.3 million increase in the income tax expense;

•                      $12.9 million increase in the depreciation and amortization charge;

•                      $11.9 million unfavourable variance in the loss on valuation and translation of financial instruments, including $11.7 million without any tax consequences;

•                      $5.5 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

In the third quarters of 2017 and 2016, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $30.0 million non-cash goodwill impairment charge, including $1.5 million without any tax consequences, was recorded in the third quarter of 2017 ($40.1 million without any tax consequences in the third quarter of 2016). As well, a charge for impairment of intangible assets totalling $12.4 million, including $3.1 million without any tax consequences, was recognized in the segment in the third quarter of 2017 (nil in the third quarter of 2016).

Adjusted income from continuing operating activities: $97.2 million ($0.81 per basic share) in the third quarter of 2017, compared with $83.2 million ($0.68 per basic share) in the same period of 2016, an increase of $14.0 million ($0.13 per basic share).

2017/2016 year-to-date comparison

Revenues: $3.06 billion, a $97.0 million (3.3%) increase.

•                                Revenues increased in Telecommunications ($97.1 million or 4.1% of segment revenues), Sports and Entertainment ($2.1 million or 8.5%) and Media ($1.4 million or 0.2%).

Adjusted operating income: $1.18 billion, a $76.7 million (6.9%) increase.

•                                Adjusted operating income increased in Telecommunications ($60.4 million or 5.6% of segment adjusted operating income) and in Media ($19.5 million or 50.4%).

•                                There was an unfavourable variance in Sports and Entertainment ($1.2 million or -19.4%).

•                                The change in the fair value of Quebecor Media stock options resulted in a $1.4 million unfavourable variance in the stock-based compensation charge in the first nine months of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and the value of Quebecor stock-price-based share units resulted in a $3.9 million favourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2017.

Net income attributable to shareholders: $304.1 million ($2.51 per basic share) in the first nine months of 2017, compared with $71.4 million ($0.58 per basic share) in the same period of 2016, an increase of $232.7 million ($1.93 per basic share).

•                                The favourable variance was due primarily to:

•                      $330.9 million gain on the sale of spectrum licences recognized in the first nine months of 2017, including $165.5 million without any tax consequences;

•                      $76.7 million increase in adjusted operating income;

•                      $14.3 million favourable variance in income from discontinued operations;

•                      $12.1 million decrease in financial expenses;

•                      $7.4 million favourable variance in the charge for restructuring of operations, litigation and other items.

Partially offset by:

•                      $78.6 million unfavourable variance in non-controlling interest;

•                      $73.6 million unfavourable variance in the loss on valuation and translation of financial instruments, including $72.4 million without any tax consequences;

•                      $32.6 million increase in the depreciation and amortization charge;

•                      $15.6 million unfavourable variance in the loss on debt refinancing;

•                      $5.4 million increase in the income tax expense.

Adjusted income from continuing operating activities: $251.3 million ($2.08 per basic share) in the first nine months of 2017, compared with $220.8 million ($1.80 per basic share) in the same period of 2016, an increase of $30.5 million ($0.28 per basic share).

Financial transactions

On November 8, 2017, the Board of Directors of the Corporation approved, subject to approval of regulatory filings with the Toronto Stock Exchange (“TSX”), a two-for-one split of the Corporation’s outstanding Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”). Accordingly, holders of the Corporation’s shares will receive an additional share for each share owned on the record date of November 15, 2017. Trading in the shares on a split basis will commence at the opening of business on November 17, 2017. From Tuesday, November 14, 2017 through Thursday, November 16, 2017, the “due bill” trading procedures of the TSX will apply to the Corporation’s shares.

On October 12, 2017, the Corporation increased its secured revolving credit facility from $150.0 million to $300.0 million.

On September 29, 2017, the Corporation paid down its existing $30.1 million mortgage loan. On the same day, the Corporation contracted a new $50.0 million mortgage loan at a fixed interest rate of 3.757% maturing in October 2022.

On July 14, 2017, Quebecor received a notice regarding the conversion of convertible debentures in the principal amount of $50.0 million for 2,077,922 Class B Shares of Quebecor. The Corporation exercised its cash payment option and paid $95.2 million on September 6, 2017.

On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”) for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media also paid off a security held by CDP Capital for $6.2 million. Upon completion of these transactions, the Corporation’s interest in Quebecor Media increased from 81.07% to 81.53%, while CDP Capital’s interest decreased from 18.93% to 18.47%.

During the third quarter of 2017, 50,000 Class B Shares were issued upon exercise of stock options for a cash consideration of $1.1 million. Following this transaction, the contributed surplus was increased by $1.2 million and the stock-based compensation liability was reduced by the same amount.

Board of Directors

On September 28, 2017, Andrea C. Martin was named a Director of Quebecor and Quebecor Media, and a member of the Human Resources and Corporate Governance committee of the two corporations.

Dividend

On November 8, 2017, the Board of Directors of Quebecor declared a quarterly dividend of $0.055 per share on Class A Shares and Class B Shares (or $0.0275 per share after the two-for-one stock split of Class A Shares and Class B Shares, effective November 15, 2017), payable on December 19, 2017 to shareholders of record at the close of business on November 24, 2017. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 9, 2017, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares, representing approximately 2.4% of issued and outstanding Class B Shares as of August 1, 2017. The purchases can be made from August 15, 2017 to August 14, 2018 at prevailing market prices on the open market through the facilities of the TSX or other alternative trading systems. All shares purchased under the bid will be cancelled.

In the first nine months of 2017, the Corporation purchased and cancelled 1,541,500 Class B Shares for a total cash consideration of $66.9 million (233,200 Class B Shares for a total cash consideration of $8.6 million in the first nine months of 2016). The $61.1 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as a reduction in retained earnings ($7.8 million in the first nine months of 2016).

On November 9, 2017, the Corporation announced that, on or around November 10, 2017, it will enter into an automatic securities purchase plan (“the plan”) with a designated broker under its normal course issuer bid, whereby shares may be repurchased under the plan at times when such purchases would otherwise be prohibited pursuant to regulatory restrictions or self-imposed blackout periods.

Under the plan, before entering a self-imposed blackout period, the Corporation may, but is not required to, ask the designated broker to make purchases under the normal course issuer bid. Such purchases shall be made at the discretion of the designated broker, within parameters established by the Corporation prior to the blackout periods. Outside the blackout periods, purchases will be made at the discretion of the Corporation’s management.

The plan received prior approval from the TSX. It will come into effect on November 13, 2017 and terminate on the same date as the normal course issuer bid.

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2017 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2017 results on November 9, 2017, at 10:00 a.m. EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from November 9, 2017 to February 9, 2018 by dialling 1 877 293-8133, conference number 1224032, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2016.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 9, 2017 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.53% interest in Quebecor Media, which employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Information:

Jean-François Pruneau	Hugo Delaney
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs and Communications
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	hugo.delaney@quebecor.com
514 380-4144	514 380-1808

DEFINITIONS

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income (loss) under International Financial Reporting Standards (“IFRS”), as net income (loss) before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes, and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income (loss) measure used in the condensed consolidated financial statements

	Three months ended September 30		Nine months ended September 30
(in millions of Canadian dollars)	2017	2016	2017	2016

Adjusted operating income (loss):
Telecommunications	$379.3	$363.6	$1,145.2	$1,084.8
Media	45.8	34.5	58.2	38.7
Sports and Entertainment	(1.8)	(1.3)	(7.4)	(6.2)
Head Office	(2.2)	(7.0)	(14.5)	(12.5)
	421.1	389.8	1,181.5	1,104.8
Depreciation and amortization	(175.2)	(162.3)	(518.3)	(485.7)
Financial expenses	(75.5)	(82.7)	(231.5)	(243.6)
Loss on valuation and translation of financial instruments	(80.2)	(68.3)	(191.7)	(118.1)
Restructuring of operations, litigation and other items	(6.7)	(1.2)	(7.3)	(14.7)
Gain on sale of spectrum licences	243.1	—	330.9	—
Impairment of goodwill and other assets	(43.5)	(40.9)	(43.8)	(40.9)
Loss on debt refinancing	—	—	(15.6)	—
Income taxes	(63.7)	(37.4)	(101.8)	(96.4)
Income from discontinued operations	5.9	—	14.3	—
Net income (loss)	$225.3	$(3.0)	$416.7	$105.4

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income (loss) attributable to shareholders under IFRS, as net income (loss) attributable to shareholders before loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, net of income tax related to adjustments and of net income attributable to non-controlling interest related to adjustments, and before income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to net income (loss) attributable to shareholders used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income (loss) attributable to shareholders measure used in the condensed consolidated financial statements

	Three months ended September 30		Nine months ended September 30
(in millions of Canadian dollars)	2017	2016	2017	2016
Adjusted income from continuing operating activities	$97.2	$83.2	$251.3	$220.8
Loss on valuation and translation of financial instruments	(80.2)	(68.3)	(191.7)	(118.1)
Restructuring of operations, litigation and other items	(6.7)	(1.2)	(7.3)	(14.7)
Gain on sale of spectrum licences	243.1	—	330.9	—
Impairment of goodwill and other items	(43.5)	(40.9)	(43.8)	(40.9)
Loss on debt refinancing	—	—	(15.6)	—
Income taxes related to adjustments[1]	(19.3)	0.5	13.1	3.7
Net income attributable to non-controlling interest related to adjustments	(23.5)	18.4	(44.4)	20.6
Discontinued operations	4.8	—	11.6	—
Net income (loss) attributable to shareholders	$171.9	$(8.3)	$304.1	$71.4

1            Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer, from its cable television, Internet access, cable and mobile telephony services and club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended		Nine months ended
(in millions of Canadian dollars, except for earnings per share data)	September 30		September 30
(unaudited)	2017	2016	2017	2016

Revenues	$1,034.7	$998.3	$3,063.2	$2,966.2

Employee costs	170.7	169.8	539.8	536.2
Purchase of goods and services	442.9	438.7	1,341.9	1,325.2
Depreciation and amortization	175.2	162.3	518.3	485.7
Financial expenses	75.5	82.7	231.5	243.6
Loss on valuation and translation of financial instruments	80.2	68.3	191.7	118.1
Restructuring of operations, litigation and other items	6.7	1.2	7.3	14.7
Gain on sale of spectrum licences	(243.1)	—	(330.9)	—
Impairment of goodwill and other assets	43.5	40.9	43.8	40.9
Loss on debt refinancing	—	—	15.6	—

Income before income taxes	283.1	34.4	504.2	201.8

Income taxes (recovery):
Current	2.4	51.2	14.5	130.5
Deferred	61.3	(13.8)	87.3	(34.1)
	63.7	37.4	101.8	96.4

Income (loss) from continuing operations	219.4	(3.0)	402.4	105.4

Income from discontinued operations	5.9	—	14.3	—

Net income (loss)	$225.3	$(3.0)	$416.7	$105.4

Income (loss) from continuing operations attributable to
Shareholders	$167.1	$(8.3)	$292.5	$71.4
Non-controlling interests	52.3	5.3	109.9	34.0

Net income (loss) attributable to
Shareholders	$171.9	$(8.3)	$304.1	$71.4
Non-controlling interests	53.4	5.3	112.6	34.0

Earnings per share attributable to shareholders
Basic and diluted:
From continuing operations	$1.38	$(0.07)	$2.41	$0.58
From discontinued operations	0.04	—	0.10	—
Net income (loss)	1.42	(0.07)	2.51	0.58

Weighted average number of shares outstanding (in millions)	120.7	122.3	121.2	122.4
Weighted average number of diluted shares (in millions)	120.9	122.3	121.4	122.8

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30		September 30
(unaudited)	2017	2016	2017	2016

Income (loss) from continuing operations	$219.4	$(3.0)	$402.4	$105.4

Other comprehensive income (loss) from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
Gain (loss) on valuation of derivative financial instruments	35.8	(20.7)	63.8	25.5
Deferred income taxes	0.5	(1.6)	25.5	17.6

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	—	18.0	—	(121.0)
Deferred income taxes	—	(4.8)	—	32.3

	36.3	(9.1)	89.3	(45.6)

Comprehensive income (loss) from continuing operations	255.7	(12.1)	491.7	59.8

Income from discontinued operations	5.9	—	14.3	—
Comprehensive income (loss)	$261.6	$(12.1)	$506.0	$59.8

Comprehensive income (loss) from continuing operations attributable to
Shareholders	$196.6	$(16.7)	$365.1	$38.1
Non-controlling interests	59.1	4.6	126.6	21.7

Comprehensive income (loss) attributable to
Shareholders	$201.4	$(16.7)	$376.7	$38.1
Non-controlling interests	60.2	4.6	129.3	21.7

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended September 30, 2017
(in millions of Canadian dollars) (unaudited)	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total

Revenues	$823.7	$231.6	$11.5	$(32.1)	$1,034.7

Employee costs	92.7	62.1	3.6	12.3	170.7
Purchase of goods and services	351.7	123.7	9.7	(42.2)	442.9
Adjusted operating income[1]	379.3	45.8	(1.8)	(2.2)	421.1

Depreciation and amortization					175.2
Financial expenses					75.5
Loss on valuation and translation of financial instruments					80.2
Restructuring of operations, litigation and other items					6.7
Gain on sale of spectrum licences					(243.1)
Impairment of goodwill and other assets					43.5
Income before income taxes					$283.1

Additions to property, plant and equipment	$132.9	$9.4	$0.2	$—	$142.5

Additions to intangible assets	28.6	1.4	—	0.5	30.5

	Three months ended September 30, 2016
	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total

Revenues	$793.7	$221.7	$7.8	$(24.9)	$998.3

Employee costs	88.6	60.6	2.4	18.2	169.8
Purchase of goods and services	341.5	126.6	6.7	(36.1)	438.7
Adjusted operating income[1]	363.6	34.5	(1.3)	(7.0)	389.8

Depreciation and amortization					162.3
Financial expenses					82.7
Loss on valuation and translation of financial instruments					68.3
Restructuring of operations, litigation and other items					1.2
Impairment of goodwill and other assets					40.9
Income before income taxes					$34.4

Additions to property, plant and equipment	$152.0	$10.1	$0.7	$1.0	$163.8

Additions to intangible assets	28.7	2.4	0.8	0.5	32.4

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

	Nine months ended September 30, 2017
			Sports	Head
(in millions of Canadian dollars)			and	office
(unaudited)	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$2,443.7	$673.4	$26.9	$(80.8)	$3,063.2

Employee costs	291.6	195.2	10.0	43.0	539.8
Purchase of goods and services	1,006.9	420.0	24.3	(109.3)	1,341.9
Adjusted operating income[1]	1,145.2	58.2	(7.4)	(14.5)	1,181.5

Depreciation and amortization					518.3
Financial expenses					231.5
Loss on valuation and translation of financial instruments					191.7
Restructuring of operations, litigation and other items					7.3
Gain on sale of spectrum licences					(330.9)
Impairment of goodwill and other assets					43.8
Loss on debt refinancing					15.6
Income before income taxes					$504.2

Additions to property, plant and equipment	$441.9	$22.2	$0.7	$0.4	$465.2

Additions to intangible assets	87.0	5.1	—	1.5	93.6

	Nine months ended September 30, 2016
			Sports	Head
			and	office
	Telecommunications	Media	Entertainment	and Intersegments	Total

Revenues	$2,346.6	$672.0	$24.8	$(77.2)	$2,966.2

Employee costs	283.7	198.6	8.1	45.8	536.2
Purchase of goods and services	978.1	434.7	22.9	(110.5)	1,325.2
Adjusted operating income[1]	1,084.8	38.7	(6.2)	(12.5)	1,104.8

Depreciation and amortization					485.7
Financial expenses					243.6
Loss on valuation and translation of financial instruments					118.1
Restructuring of operations, litigation and other items					14.7
Impairment of goodwill and other assets					40.9
Income before income taxes					$201.8

Additions to property, plant and equipment	$507.9	$28.9	$1.9	$2.6	$541.3

Additions to intangible assets	93.3	7.6	1.1	2.2	104.2

1   The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income (loss) before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, impairment of goodwill and other assets, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
(in millions of Canadian dollars)	Capital	Contributed	Retained	comprehensive	controlling	Total
(unaudited)	stock	surplus	earnings	loss	interests	equity

Balance as of December 31, 2015	$325.6	$2.3	$82.2	$(111.2)	$353.1	$652.0
Net income	—	—	71.4	—	34.0	105.4
Other comprehensive loss	—	—	—	(33.3)	(12.3)	(45.6)
Dividends or distributions	—	—	(15.3)	—	(14.3)	(29.6)
Repurchase of Class B Shares	(0.8)	—	(7.8)	—	—	(8.6)
Balance as of September 30, 2016	324.8	2.3	130.5	(144.5)	360.5	673.6
Net income	—	—	123.3	—	20.1	143.4
Other comprehensive income	—	—	—	38.4	16.2	54.6
Dividends or distributions	—	—	(5.5)	—	(4.8)	(10.3)
Repurchase of Class B Shares	(1.5)	—	(12.6)	—	—	(14.1)
Balance as of December 31, 2016	323.3	2.3	235.7	(106.1)	392.0	847.2
Net income	—	—	304.1	—	112.6	416.7
Other comprehensive income	—	—	—	72.6	16.7	89.3
Issuance of Class B Shares	1.1	1.2	—	—	—	2.3
Dividends or distributions	—	—	(18.8)	—	(14.1)	(32.9)
Repurchase of Class B Shares	(5.8)	—	(61.1)	—	—	(66.9)
Non-controlling interests acquisition	—	—	(26.6)	(0.4)	(16.9)	(43.9)
Balance as of September 30, 2017	$318.6	$3.5	$433.3	$(33.9)	$490.3	$1,211.8

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Nine months ended
(in millions of Canadian dollars)	September 30		September 30
(unaudited)	2017	2016	2017	2016

Cash flows related to operating activities
Income (loss) from continuing operations	$219.4	$(3.0)	$402.4	$105.4
Adjustments for:
Depreciation of property, plant and equipment	148.5	138.5	440.5	413.6
Amortization of intangible assets	26.7	23.8	77.8	72.1
Loss on valuation and translation of financial instruments	80.2	68.3	191.7	118.1
Gain on sale of spectrum licences	(243.1)	—	(330.9)	—
Impairment of goodwill and other assets	43.5	40.9	43.8	40.9
Loss on debt refinancing	—	—	15.6	—
Amortization of financing costs and long-term debt discount	1.8	1.8	5.3	5.2
Deferred income taxes	61.3	(13.8)	87.3	(34.1)
Other	(0.4)	(0.2)	2.5	1.9
	337.9	256.3	936.0	723.1
Net change in non-cash balances related to operating activities	44.6	85.8	(73.3)	79.1
Cash flows provided by continuing operating activities	382.5	342.1	862.7	802.2
Cash flows related to investing activities
Non-controlling interests acquisition	(43.9)	—	(43.9)	—
Business acquisitions	—	—	(5.8)	(119.1)
Business disposals	—	—	—	3.0
Additions to property, plant and equipment	(142.5)	(163.8)	(465.2)	(541.3)
Additions to intangible assets	(30.5)	(32.4)	(93.6)	(104.2)
Proceeds from disposals of assets	432.7	1.3	618.0	3.1
Other	(4.5)	13.0	(4.7)	13.3
Cash flows provided by (used in) continuing investing activities	211.3	(181.9)	4.8	(745.2)
Cash flows related to financing activities
Net change in bank indebtedness	(7.5)	(21.5)	(18.9)	(1.6)
Net change under revolving credit facilities	92.9	(99.3)	(90.6)	5.6
Issuance of long-term debt, net of financing fees	49.8	—	844.3	—
Repayment of long-term debt	(32.7)	(2.2)	(686.5)	(12.2)
Repayment of convertible debentures	(95.2)	—	(95.2)	—
Settlement of hedging contracts	—	—	(3.2)	3.6
Issuance of Class B Shares	1.1	—	1.1	—
Repurchase of Class B Shares	(37.6)	(5.0)	(66.9)	(8.6)
Dividends	(6.7)	(5.5)	(18.8)	(15.3)
Dividends or distributions paid to non-controlling interests	(4.6)	(4.7)	(14.1)	(14.3)
Cash flows used in continuing financing activities	(40.5)	(138.2)	(148.8)	(42.8)

Net change in cash and cash equivalents from continuing operations	553.3	22.0	718.7	14.2

Cash flows used in discontinued operations	(0.3)	—	(0.6)	—

Cash and cash equivalents at beginning of period	187.4	10.8	22.3	18.6
Cash and cash equivalents at end of period	$740.4	$32.8	$740.4	$32.8

Cash and cash equivalents consist of
Cash	$738.7	$31.3	$738.7	$31.3
Cash equivalents	1.7	1.5	1.7	1.5
	$740.4	$32.8	$740.4	$32.8

Interest and taxes reflected as operating activities
Cash interest payments	$40.8	$42.3	$184.0	$197.0
Cash income tax payments (net of refunds)	1.1	14.1	57.5	78.0

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	September 30	December 31
(unaudited)	2017	2016

Assets

Current assets
Cash and cash equivalents	$740.4	$22.3
Accounts receivable	543.0	525.4
Income taxes	25.8	6.9
Inventories	196.9	183.3
Prepaid expenses	65.5	53.0
	1,571.6	790.9

Non-current assets
Property, plant and equipment	3,589.5	3,605.1
Intangible assets	933.9	1,224.0
Goodwill	2,695.8	2,725.4
Derivative financial instruments	620.6	809.0
Deferred income taxes	36.0	16.0
Other assets	91.4	91.9
	7,967.2	8,471.4
Total assets	$9,538.8	$9,262.3

Liabilities and equity

Current liabilities
Bank indebtedness	$—	$18.9
Accounts payable and accrued charges	687.4	705.9
Provisions	24.1	69.3
Deferred revenue	355.7	339.7
Income taxes	13.6	35.2
Current portion of long-term debt	25.2	51.8
	1,106.0	1,220.8

Non-current liabilities
Long-term debt	5,432.8	5,616.9
Derivative financial instruments	51.7	0.3
Convertible debentures	450.0	500.0
Other liabilities	645.9	516.2
Deferred income taxes	640.6	560.9
	7,221.0	7,194.3
Equity
Capital stock	318.6	323.3
Contributed surplus	3.5	2.3
Retained earnings	433.3	235.7
Accumulated other comprehensive loss	(33.9)	(106.1)
Equity attributable to shareholders	721.5	455.2
Non-controlling interests	490.3	392.0
	1,211.8	847.2

Total liabilities and equity	$9,538.8	$9,262.3

QUEBECOR INC.

Supplementary Disclosure

September 30, 2017

Net Income (Loss) Attributable to Shareholders

	3rd Quarter		YTD
	2017	2016	2017	2016

Net income (loss) per share (basic)	$1.42	$(0.07)	$2.51	$0.58

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.81	$0.68	$2.08	$1.80

Reconciliation of earnings per share

	3rd Quarter		YTD
	2017	2016	2017	2016

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.81	$0.68	$2.08	$1.80

Other adjusments[1]:
Unusual items	1.23	(0.19)	1.88	(0.25)
Loss on valuation and translation of financial instruments	(0.66)	(0.56)	(1.55)	(0.97)
Discontinued operations	0.04	—	0.10	—
Total	0.61	(0.75)	0.43	(1.22)

Reported net income (loss) per share (basic)	$1.42	$(0.07)	$2.51	$0.58

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2017

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2019 (availability: $300)		$118.9
Mortgage loan due in 2022		50.0
		$168.9

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		$—
Term Loan B due in 2020		418.1
5 3/4% Senior Notes due in 2023		1,060.1
6 5/8% Senior Notes due in 2023		500.0
		1,978.2
Videotron Ltd.
Revolving credit facility due in 2021 (availability: $965)		—
Export Financing due in 2018		10.7
5% Senior Notes due in 2022		997.8
5 3/8% Senior Notes due in 2024		748.3
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		748.3
		3,280.1
TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		65.4
		65.4

Other debt		0.3
Total Quebecor Media Inc.		$5,324.0

TOTAL LONG TERM DEBT		$5,492.9

Bank indebtedness - QI		—
Bank indebtedness - QMI		—
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		876.9
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(543.7)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		740.4
Videotron Ltd.	$679.6
Other 100% owned subsidiaries	35.6
TVA Group Inc.	25.2
		$740.4

1 Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2017, subject to a floor price of $19.25 and a ceiling price of $24.0625.

2 Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2017

Operating Results

	2017			2016
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Revenue Generating Units (‘000) [1]	5,846.2	5,795.8	5,795.4	5,765.4	5,703.1
Mobile Telephony Lines (‘000)	990.3	953.3	920.9	893.9	867.7
Homes Passed (‘000)	2,867.4	2,859.2	2,845.7	2,839.3	2,833.0
Cable Internet Subscribers (‘000)	1,654.1	1,627.2	1,628.1	1,612.8	1,596.1
Penetration of Homes Passed	57.7%	56.9%	57.2%	56.8%	56.3%
Basic Subscribers (‘000)	1,649.0	1,656.7	1,680.6	1,690.9	1,695.7
Penetration of Homes Passed	57.5%	57.9%	59.1%	59.6%	59.9%
Digital Set-Top Boxes (‘000)	2,867.1	2,837.6	2,810.6	2,765.4	2,718.6
Digital Subscribers (‘000)	1,603.9	1,596.8	1,595.1	1,587.1	1,570.8
Penetration of Homes Passed	55.9%	55.8%	56.1%	55.9%	55.4%
Cable Telephony Lines (‘000)	1,205.4	1,221.0	1,241.3	1,253.1	1,265.1
Penetration of Homes Passed	42.0%	42.7%	43.6%	44.1%	44.7%
Over-the-Top Video Subscribers (‘000)	347.4	337.6	324.5	314.7	278.5

	3rd Quarter				YTD
(in millions)	2017		2016	VAR	2017	2016	VAR

Revenues
Cable Television	$252.0		$252.7	-0.3%	$756.1	$768.1	-1.6%
Internet	260.7		245.7	6.1%	767.8	730.2	5.1%
Mobile Telephony	155.5		134.1	16.0%	447.9	373.3	20.0%
Cable Telephony	98.2		105.9	-7.3%	301.0	320.0	-5.9%
Business Solutions	30.9		28.4	8.8%	93.8	81.0	15.8%
Other	25.0		25.1	-0.4%	72.4	68.7	5.4%
Videotron	822.3		791.9	3.8%	2,439.0	2,341.3	4.2%
Retail and Eliminations	1.4		1.8	-22.2%	4.7	5.3	-11.3%
Total Telecommunications Revenues	$823.7		$793.7	3.8%	$2,443.7	$2,346.6	4.1%

EBITDA
Videotron	$379.1		$362.9	4.5%	$1,144.1	$1,083.3	5.6%
Retail	0.2		0.7	-71.4%	1.1	1.5	-26.7%
Total Telecommunications EBITDA	$379.3		$363.6	4.3%	$1,145.2	$1,084.8	5.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$54.6		$53.4		$175.7	$168.8
Scalable Infrastructure	32.9		52.7		143.9	181.8
Line Extensions	20.2		17.6		47.9	50.8
Upgrade / Rebuild	14.7		14.3		44.5	48.3
Support Capital and Other	39.1		42.7		116.9	151.5
Total Telecommunications	$161.5		$180.7	-10.6%	$528.9	$601.2	-12.0%

Mobile Telephony ARPU	$53.34	[2]	$52.61		$53.11	$50.97
Total ARPU	$156.46		$146.58		$153.05	$143.64
Mobile Telephony Acquisition Costs	$397		$404

1 Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

2 Negative impact estimated at $0.86 in connection with temporary measures to comply with CRTC’s decision over Music Unlimited service.

MEDIA

Supplementary Disclosure

September 30, 2017

Operating Results

	3rd Quarter			YTD
	2017	2016	VAR	2017	2016	VAR

Lineage (‘000)
Paid Urban Dailies	5,590	5,672	-1.4%	17,155	19,366	-11.4%

(in millions)
Revenues
Advertising	$20.7	$21.9	-5.5%	$63.7	$72.9	-12.6%
Circulation	9.8	10.5	-6.7%	29.6	31.7	-6.6%
Digital	3.4	3.1	9.7%	9.7	9.7	0.0%
Other	11.2	11.6	-3.4%	34.5	34.2	0.9%
Newspaper Publishing Revenues	45.1	47.1	-4.2%	137.5	148.5	-7.4%
Advertising	51.1	45.7	11.8%	192.5	174.3	10.4%
Subscription	32.3	28.7	12.5%	96.7	86.6	11.7%
Other	10.7	14.0	-23.6%	32.9	38.5	-14.5%
Broadcasting Revenues	94.1	88.4	6.4%	322.1	299.4	7.6%
Other [1]	92.4	86.2	7.2%	213.8	224.1	-4.6%
Total Media Revenues	$231.6	$221.7	4.5%	$673.4	$672.0	0.2%

EBITDA
Newspaper Publishing	$2.5	$4.4	-43.2%	$3.9	$8.2	-52.4%
Broadcasting	19.9	11.2	77.7%	25.6	4.9	422.4%
Other	23.4	18.9	23.8%	28.7	25.6	12.1%
Total Media EBITDA	$45.8	$34.5	32.8%	$58.2	$38.7	50.4%

1 Includes the publishing and distribution of books and magazines, the distribution and production of music, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2017

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.5%	81.5%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2017

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the third quarter of 2017, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2017 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Dominique Poulin-Gouin
By:	Dominique Poulin-Gouin
Assistant Secretary

Date:	November 13, 2017